

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2012

Via E-Mail
Robert A. Archer
Chief Executive Officer
Great Panther Silver Limited
2100-1177 West Hastings Street
Vancouver, British Columbia
Canada V6E 2K3

> **Re:** **Great Panther Silver Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed March 14, 2012**
> **File No. 001-35043**

Dear Mr. Archer:

We have limited our review of your Form 20-F to the issue we address in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Independent Auditors' Report of Registered Public Accounting Firm, page 2

1. Please amend your Form 20-F to include an audit opinion that refers to and opines on International Financial Reporting Standards <u>as issued by the International Accounting Standards Board</u> or include a reconciliation to US GAAP. Refer to Item 17(c) of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Robert A. Archer
Great Panther Silver Limited
March 16, 2012
Page 2

       In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Blaise Rhodes, Staff Accountant at (202) 551-3774 or Brian Bhandari, Branch Chief at (202) 551-3390 with any questions regarding the comment. Please contact me at (202) 551-3871 with any other questions.

                    Sincerely,

                    /s/Tia L. Jenkins

                    Tia L. Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel and
                    Mining